COMMENTS RECEIVED ON 1/14/2020

FROM KEN ELLINGTON

FIDELITY CENTRAL INVESTMENT PORTFOLIOS LLC (File No. 811-21667)

FIDELITY CENTRAL INVESTMENT PORTFOLIOS II LLC (File No. 811-22083)

FIDELITY CHARLES STREET TRUST (File Nos. 002-73133 and 811-03221)

FIDELITY INCOME FUND (File Nos. 002-92661 and 811-04085)

FIDELITY MERRIMACK STREET TRUST (File Nos. 333-186372 and 811-22796)

FIDELITY REVERE STREET TRUST (File No. 811-07807)

FIDELITY SALEM STREET TRUST (File Nos. 002-41839 and 811-02105)

FIDELITY SUMMER STREET TRUST (File Nos. 002-58542 and 811-02737)

FIDELITY UNION STREET TRUST (File Nos. 002-50318 and 811-02460)

FIDELITY UNION STREET TRUST II (File Nos. 033-43757 and 811-06452)

NORTH CAROLINA CAPITAL MANAGEMENT TRUST (File Nos. 002-77169 and 811-03455)

1)

Fidelity Series Floating Rate High Income Fund and Fidelity Floating Rate Central Fund

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff notes that the fund has significant investments in securities tied to the LIBOR rate and requests that we explain why this is not disclosed as a principal risk in the prospectus.

R:

The funds currently believe that the risks associated with the discontinuation of LIBOR are not principal investment risks of the fund at this time. In making this determination, the funds followed the guidance from the SEC staff in its statements entitled, “Staff Statement on LIBOR Transition,” regarding the impact that the expected discontinuation of LIBOR may have on mutual funds, and “ADI 2019-08 – Improving Principal Risks Disclosure,” regarding the staff’s observations on principal risk disclosures generally. Given each fund’s level of investment in instruments linked to LIBOR, the timing of the LIBOR transition, and current market conditions, the funds believe that the discontinuation of LIBOR is not a principal investment risk at this time. The funds will continue to review its disclosures and update them as appropriate in light of the factors discussed by the staff in its guidance.

2)

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff is aware that rating agencies and certain financial media have recently reported that traditional lender protections are being eroded and that so called “covenant lite loans” are increasingly common. If any of the funds invest in covenant lite loans, the Staff requests we describe such loans and the extent to which the fund may invest in them in the prospectus. The Staff also asks that we consider enhancing the risk disclosure regarding such loans.

R:

To the extent than any fund’s investments in covenant-lite loans rise to the level of a principal investment strategy, the fund will update its prospectus as follows to include additional information about these types of investments:

Description of Principal Security Types

Debt securities are used by issuers to borrow money. The issuer usually pays a fixed, variable, or floating rate of interest, and must repay the amount borrowed, usually at the maturity of the security. Some debt securities do not pay current interest but are sold at a discount from their face values. Debt securities include all types of debt instruments such as floating rate loans, corporate bonds, government securities (including Treasury securities), repurchase agreements, mortgage and other asset-backed securities, and other securities believed to have debt-like characteristics, including hybrids and synthetic securities. Some of the debt securities in which the fund invests may be “covenant-lite,” which means these obligations have fewer financial covenants that protect lenders than other obligations.

Principal Investment Risks

Issuer-Specific Changes. Changes in the financial condition of an issuer or counterparty, changes in specific economic or political conditions that affect a particular type of security or issuer, and changes in general economic or political conditions can increase the risk of default by an issuer or counterparty, which can affect a security's or instrument's credit quality or value and an issuer's or counterparty's ability to pay interest and principal when due. Lower-quality debt securities (those of less than investment-grade quality, also referred to as high yield debt securities or junk bonds), including floating rate loans, tend to be particularly sensitive to these changes.

Lower-quality debt securities involve greater risk of default on interest and principal payments or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities often fluctuates in response to company, political, or economic developments and can decline significantly over short as well as long periods of time or during periods of general or regional economic difficulty. The default rate for lower-quality debt securities is likely to be higher during economic recessions or periods of high interest rates.

Covenant-lite obligations, which contain fewer financial covenants than other obligations, carry more risk than traditional loans as they allow issuers to engage in activities that would otherwise be difficult or impossible under a traditional loan agreement. In the event of default, covenant-lite obligations have lower recovery values as the lender may not have the opportunity to negotiate with the borrower prior to default.

3)

Fidelity Low Duration Bond Factor ETF

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

Given that the fund had 64% of its net assets invested in the financial services sector at period-end, the Staff requests we explain why the fund’s most recent prospectus did not include the identification of the sector, including the strategies and risks of investing in that sector.

R:

The fund will add additional disclosure regarding its investments in the financial services sector when it updates its registration statement.

4)

Term Portfolio

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

Given that the fund had 41.7% of its net assets invested in Canada, the Staff requests we explain why the fund’s most recent prospectus did not include disclosure for the strategies and risks related to investing in Canada.

R:

The fund will add additional disclosure on its geographic concentration in Canada when it updates its registration statement.

5)

Term Portfolio

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Investing in securities rated in the three highest categories by at least one nationally recognized rating  service, or, if unrated, determined to be of equivalent quality.”

C:

The Staff requests we confirm if the fund invests in all three of the highest rated categories as disclosed in the fund’s principal investment strategies.

R:

The fund can invest in all three categories mentioned in its principal investment strategies.

6)

Government Portfolio (Form N-CSR Filing)

C:

The Staff requests we confirm if the fund has presented its schedule, chart, graph or other depiction showing the percentage of the money market fund’s total assets invested in daily liquid assets and weekly liquid assets, the money market fund’s net inflows or outflows, and the money market fund’s NAV as of the end of each business day during the preceding 6 months. Please refer to Rule 2a-7(h)(10)(ii) and (iii).

R:

Shares of Government Portfolio are offered exclusively to certain entities in North Carolina. We confirm that the information required by rule 2a-7(h)(10)(ii) and (iii) is included on a website available to existing investors of the fund. We are in the process of making changes to the website for the display of this information to the broader public.

7)

Fidelity Union Street Trust and Fidelity Summer Street Trust (Form N-CEN Filing)

C:

The Staff notes that the 11/12/19 filings for these two trusts did not include the “internal control report” and requests we refile form N-CEN for each trust and include the internal control report.

R:

We confirm that the Fidelity Union Street Trust and Fidelity Summer Street Trust Form N-CEN filings were amended on February 12, 2020 to include all applicable internal control reports.